Exhibit 99.1

COSCIENS Biopharma Inc. Reconstitutes Board for Benefit of Shareholders

Reconstituted Board to Revitalize COSCIENS

TORONTO, May 30, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI; TSX: CSCI) today announced that it has entered into a resolution agreement (the “Resolution Agreement”) with Goodwood Inc., Goodwood Fund and Puccetti Funds Management Inc. (collectively, “Goodwood”) to resolve matters relating to the upcoming annual and special meeting of COSCIENS’ shareholders that had been scheduled to be held on June 26, 2025 (the “2025 Annual Meeting”).

Pursuant to the Resolution Agreement, COSCIENS has today implemented a consensual reconstitution of its board of directors designed to best position COSCIENS to create value for all its shareholders. As a result of that reconstitution, COSCIENS’ board of directors now consists of the following six directors: Anthony J. Giovinazzo, Ulrich Kosciessa, Ronald W. Miller, Peter H. Puccetti, Robert A. Seager and David Spear (the “Reconstituted Board”).

To facilitate the timely dissemination of COSCIENS’ management information circular for the 2025 Annual Meeting, the meeting date has been postponed for several days and the 2025 Annual Meeting will now occur on June 30, 2025. At the 2025 Annual Meeting, COSCIENS will nominate for re-election as directors the six individuals who are now serving on the Reconstituted Board (and no other nominees). Goodwood has agreed that it will vote all of the 257,257 common shares of COSCIENS, or approximately 8.2% of COSCIENS’ outstanding common shares, beneficially owned, or controlled or directed, directly or indirectly, by Goodwood in favour of the re-election of these six directors at the 2025 Annual Meeting. COSCIENS expects to disseminate its management information circular for the 2025 Annual Meeting within the next week.

The Reconstituted Board is committed to ensuring that COSCIENS benefits from strong corporate governance and effective board oversight and doing what is in the best interests of COSCIENS and all of its shareholders. As part of that, the Reconstituted Board intends to actively review COSCIENS’ prospects and opportunities, and to take the actions necessary to best position COSCIENS to create value for shareholders.

Mr. Puccetti has been appointed as Chair of the Reconstituted Board. The Audit Committee now consists of Mr. Spear (Committee Chair), Mr. Kosciessa and Mr. Puccetti. The Human Resources, Nominating and Governance Committee now consists of Mr. Seager (Committee Chair), Mr. Miller and Mr. Giovinazzo.

COSCIENS thanks each of its outgoing directors for their service to COSCIENS and acknowledges the contributions they have made to position COSCIENS for success.

Details regarding each of the directors of COSCIENS now comprising the Reconstituted Board, each of whom will be nominated for re-election at the 2025 Annual Meeting, are set forth below:

Anthony J. Giovinazzo

Anthony Giovinazzo has over 45 years of executive experience and is an internationally recognized expert in intellectual property, drug development and commercialization, including numerous licensing agreements, with more than 25 years experience in Central Nervous System diseases. From 2009 until 2017, Mr. Giovinazzo served as the President and Chief Executive Officer of NASDAQ-listed Cynapsus Therapeutics Inc., a specialty pharmaceutical company that developed the first successful sublingual apomorphine thin film strip for Parkinson’s disease. The drug was approved for commercialisation by the United States Food and Drug Administration in 2020. Mr. Giovinazzo was a co-inventor of the drug, built Cynapsus’ leadership team, and was instrumental in its strategy including its over-subscribed IPO and NASDAQ listing. Mr. Giovinazzo became a director of Cynapsus in 2012. During Mr. Giovinazzo’s tenure, Cynapsus attracted the top tier of institutional and venture capital funds in the United States. Mr. Giovinazzo led the negotiations with several pharmaceutical companies that resulted in the Cdn. $841 million all-cash acquisition of Cynapsus by Sunovion Pharmaceuticals (Dainippon Sumitomo Pharmaceuticals) in 2021 (at a 120% premium to Cynapsus’ closing price on the day of announcement). From April 2006 to November 2009, Mr. Giovinazzo served as the Chief Executive Officer of Cervelo Pharmaceuticals Inc., a biopharmaceutical company. From 2002 to 2006, he served as Chief Executive Officer of Cita NeuroPharmaceuticals Inc., a biopharmaceutical company.

Mr. Giovinazzo is currently a director of TSXV-listed Conavi Medical Inc., a commercial stage medical device company focused on designing, manufacturing and marketing imaging technologies to guide common minimally invasive cardiovascular procedures. He is also currently the Chair of the Board of TSXV-listed Xortx Therapeutics Inc., a Phase 3 kidney and NDA pending Gout disease company. In 2014, Mr. Giovinazzo was a Canadian finalist in Life Sciences for the E&Y Entrepreneur of the Year. In 2017, he was the recipient of the Finance Monthly Game Changers award as well as the inaugural recipient of the Bloom Burton Award, which honors the best of the best in Canadian Life Sciences as judged by a panel of US experts. Mr. Giovinazzo has completed the Leadership and Strategy in Pharmaceuticals and Biotech from Harvard Business School. Mr. Giovinazzo also holds a Masters of Business Administration from IMD, Geneva Switzerland, a Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School at York University, and a Bachelor of Arts in Economics and Accounting from McMaster University.

Ulrich Kosciessa

Dr. Kosciessa currently serves as the Chief Executive Officer of Germany-based Photonamic GmbH & Co. KG and as the Chief Operating Officer of Tokyo-based SBI Pharmaceuticals Co. LTD. He has worked for 20 years for Medac GmbH, a global pharmaceutical company with operations in 70 countries where he served as a member of the Executive Management Board, as Managing Director of Medac International and as Chairman of the Board of Medac Pharma Inc., a U.S.-based subsidiary of Medac GmbH focused on specialty pharmaceuticals for autoimmune diseases and cancer. Throughout his career at Medac, Dr. Kosciessa has formed several subsidiaries and affiliates as well as established a network of global partners, growing the Company’s international business more than 50% since 2005. In addition, since 2006 Dr. Kosciessa has also served as Chief Executive Officer of Photonamic, a subsidiary of Medac GmbH focused on research and development of photodynamic therapy and diagnostics. He has successfully developed two Photonamic products currently marketed in Europe, North America, South America, the Asian Pacific region and Australia. From 2006 to 2008, Dr. Kosciessa served as Chief Executive Officer at Immune Laboratory of Hannover, a research-based organization focused on autologous dendritic cell-based tumor vaccines.

Prior to joining Medac GmbH, Dr. Kosciessa was a postdoctoral researcher at the neuroscience/neurodegenerative diseases division of Schering AG, a multinational pharmaceutical company. He received a B.Sc. in Biology and a Ph.D. in Molecular Biology from Georg-August University of Göttingen, Germany.

Ronald W. Miller

Ronnie Miller was President and CEO of Hoffmann-La Roche Limited (Roche Canada) for 22 years (until 2022). In this role, he was responsible for the growth and success of the Canadian Pharmaceuticals Division, particularly as it relates to Roche’s mandate of developing and delivering innovative healthcare solutions for Canadians. Ronnie has more than 43 years of extensive and varied experience in the pharmaceutical industry. Born in Scotland, Mr. Miller completed his Bachelor of Science in Economics and Geography at the University of Glasgow, then moved to Leeds, England to accept a job as a pharmaceutical sales representative. Mr. Miller advanced through a series of successive sales and management positions across the industry to become the National Sales Manager for Roche in the United Kingdom in 1988 and continued to move globally as a Product Manager in Switzerland and Deputy Divisional Director of the Pharmaceutical Division in Japan. He moved back to Switzerland to head up a global product launch before returning to the UK as Pharmaceuticals Director. Mr. Miller was appointed President and CEO of Roche Pharmaceuticals in Canada in May 2000 and became a Canadian citizen in 2008. Mr. Miller was re-elected as Chairman of the Board of Directors of Innovative Medicines Canada (IMC), the national association representing Canada’s research-based pharmaceutical companies, from 2019 to 2022. He served as Chairman of the IMC Board in 2007 and has since fulfilled two subsequent terms as Past Chair. Prior to this, Mr. Miller was the Chair of the IMC Prairies Core Team and sat as Co-Chair of the Health Research Foundation. He also served on several committees including the IMC Public Affairs, Stakeholder Relations, the British Columbia Sub-Committee, and was Chair of the Federal Affairs/FPT Relations Standing Committee.

Peter H. Puccetti

Peter Puccetti is the founder, Chairman and Chief Investment Officer of Goodwood Inc., a Canadian independent investment management firm that has provided institutional and high-net-worth clients with alternative investment strategies for over 28 years. Mr. Puccetti has managed the flagship Goodwood Fund since its inception, and has over 30 years of investment experience with a focus on special situations value investing. Mr. Puccetti has served on a number of public and private boards of directors. Mr. Puccetti and Goodwood Inc. have become well-known in Canada for leading a variety of activist campaigns to implement positive change and unlock shareholder value with the trust and support of many of Canada’s top institutional investment organizations. Prior to founding Goodwood Inc., Mr. Puccetti was an analyst, investment banker and partner of Sprott Securities Limited. Mr. Puccetti holds a Bachelor of Arts in Economics from Dalhousie University. Mr. Puccetti is also a CFA Charterholder.

Robert A. Seager

Robert Seager is a leading special situations advisor and has been centrally involved in directing high profile shareholder disputes, proxy contests, M&A transactions, special committee mandates, internal and independent corporate investigations and complex restructurings. Mr. Seager is a trusted strategic advisor to institutional and other significant stakeholders, boards of directors and executive management teams with respect to corporate governance matters involving both public and private companies, including providing guidance through crisis situations and critical opportunities. Mr. Seager is a Partner of Voorheis & Co. LLP and Executive Vice President, Seacombe Partners Inc.

In 2023, Mr. Seager was appointed to the Securities Advisory Committee of the Ontario Securities Commission (OSC). This committee, comprised of leading securities practitioners and other industry experts, plays a crucial role in advising the OSC and its staff on a variety of matters including policy initiatives and capital markets trends. Prior to joining Voorheis & Co. LLP in 2017, Mr. Seager practiced securities law at Blake, Cassels & Graydon LLP, and completed a secondment with the Office of M&A at the OSC. Mr. Seager received his J.D. from the Schulich School of Law at Dalhousie University with a specialization in corporate law, his International Business Law Certification from the Global Law Program at the Bader International Study Centre, and his Bachelor of Commerce from the Sauder School of Business at the University of British Columbia. Rob has also completed Levels 1 and II of the CFA Program.

David Spear

David Spear is an accomplished entrepreneur and executive with more than 35 years of experience in the healthcare industry, with a particular focus on the eyecare sector. Mr. Spear is currently the President and Chief Strategy Officer of Advancing Eyecare, a partnership of leaders in the eyecare instrumentation marketplace established to offer the best products and service solutions in the ophthalmic equipment industry. Mr. Spear previously served as a director of Innova Medical Ophthalmics, a supplier to the Canadian ophthalmic community that he co-founded in 1987. Mr. Spear also previously served as a director of Advancing Eyecare from 2017 to 2023. Throughout his career, Mr. Spear has played a pivotal role in launching and leading multiple ventures within the ophthalmic and medical device industries. His entrepreneurial journey includes co-founding and managing S4OPTIK LLC, Blue.S4 Precision Manufacturing, Innovative Excimer Solutions, and S4OPTIK S.A. de C.V. in Mexico. Mr. Spear holds a Bachelor of Commerce from the University of Windsor and a Bachelor of Science in Biology from Western University.

A copy of the Resolution Agreement will be made available on COSCIENS’ profile on SEDAR+ at http://www.sedarplus.ca in due course.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements contained in this filing that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “intends,” “expects,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of COSCIENS and Goodwood and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Neither COSCIENS nor Goodwood assume any obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

For further information contact:

Peter H. Puccetti

Chairman of the Board

COSCIENS Biopharma Inc.

Tel: 416-203-2722

Email: ppuccetti@goodwoodfunds.com